

March 13, 2014

Via E-Mail
Mark Holbrook
President and Chief Executive Officer
Puissant Industries, Inc.
520 Whitley Street
PO Box 1263
London, Kentucky 40741

> **Re:**   **Puissant Industries, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 16, 2014**
> **File No. 000-54719**

Dear Mr. Holbrook:

We note that your financial statements for the years ended December 31, 2012 and 2011 were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an amended Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an amended Exhibit 16 letter from Patrick Rodgers, CPA, PA at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain Patrick Rodgers, CPA, PA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than March 27, 2014. If you have any questions, please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief